1660 Wynkoop Street, Suite 1000

Denver, Colorado  80202-1132

Phone: (303) 575-6502

Fax: (303) 595-9385

Email: swenger@royalgold.com

www.royalgold.com

VIA EDGAR

March 17, 2017

Craig Arakawa

Branch Chief, Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4628

Re:                             Royal Gold, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2016

Filed August 11, 2016

File No. 001-13357

Dear Mr. Arakawa:

On behalf of Royal Gold, Inc. (“Royal Gold” or the “Company”), this letter responds to your letter dated March 9, 2017 that provided a further comment on our response letter dated February 26, 2017.  This response is based on our internal analysis and discussions with our advisors and below we repeat your recent comment and our response follows.

Form 10-K for the Fiscal Year Ended June 30, 2016

Financial Statements

3. Acquisitions

Termination of Royalty Interest at Carmen de Andacollo, page 72

1.              Comment:  We note your response to comment 1 and understand that you have viewed the termination of the royalty arrangement and the acquisition of the gold stream related to Andacollo as a single transaction.  Please expand your disclosure to discuss the accounting that you have applied to the two transactions and the underlying reasons you have viewed them as a single transaction.  In this regard, we note that you outline these reasons in the first paragraph on page 4 of your response.

Response:  Set forth below is the proposed disclosure for the Andacollo royalty termination and gold stream acquisition, including expanded disclosure discussing the accounting we applied to the two transactions and the underlying reasons we viewed them as a single transaction for accounting purposes.  The Company will include the below disclosure in its next annual filing under Form 10-K for the fiscal year ended June 30, 2017, within the Notes to Consolidated Financial Statements under the “Acquisitions” footnote.

Acquisition of Gold Stream and Termination of Royalty Interest at Carmen de Andacollo

On July 9, 2015, RGLD Gold AG (“RGLD Gold”) entered into a Long Term Offtake Agreement (the “Andacollo Stream Agreement”) with Compañía Minera Teck Carmen de Andacollo (“CMCA”), a 90% owned subsidiary of Teck Resources Limited (“Teck”).  Pursuant to the Andacollo Stream Agreement, CMCA will sell and deliver to RGLD Gold 100% of payable gold from the Carmen de Andacollo (“Andacollo”) copper-gold mine located in Chile until 900,000 ounces have been delivered, and 50% thereafter, subject to a fixed payable percentage of 89%. RGLD Gold made a $525 million advance payment in cash to CMCA upon entry into the Andacollo Stream Agreement, and RGLD Gold will also pay CMCA 15% of the monthly average gold price for the month preceding the delivery date for all gold purchased under the Andacollo Stream Agreement.

The transaction encompasses certain of CMCA’s presently owned mining concessions on the Andacollo mine, as well as any other mining concessions presently owned or acquired by CMCA or any of its affiliates within an approximate 1.5 kilometer area of interest, and certain other mining concessions that CMCA or its affiliates may acquire. The Andacollo Stream Agreement was effective July 1, 2015, and applies to all final settlements of gold received on or after that date.  Deliveries to RGLD Gold will be made monthly, and RGLD Gold began receiving gold deliveries during the quarter ended September 30, 2015.

Also on July 9, 2015, Royal Gold Chile Limitada (“RG Chile”), a wholly owned subsidiary of the Company, entered into a Royalty Termination Agreement with CMCA. The Royalty Termination Agreement terminated an amended Royalty Agreement originally dated January 12, 2010, which provided RG Chile with a royalty equivalent to 75% of the gold produced from the sulfide portion of the Andacollo mine until 910,000 payable ounces have been produced, and 50% of the gold produced thereafter.  CMCA paid total consideration of $345 million to RG Chile in connection with the Royalty Termination Agreement.  The net carrying value of the Andacollo royalty on the date of termination was approximately $207.5 million.  The royalty termination transaction was taxable in Chile and the United States.

In accordance with relevant guidance from the Accounting Standards Codification (“ASC”), the Company determined it should account for the Andacollo Stream Agreement and the Royalty Termination Agreement as a single transaction because both transactions closed on the same date, both transactions were with the same counterparty, and the same mineral interest (gold) was part of both transactions.  As the Company accounted for the Andacollo Stream Agreement and Royalty Termination Agreement as a

single transaction, it was further determined, based on the relevant ASC guidance, that no gain will be recognized as part of the transactions.

The Company accounted for the acquisition of the gold stream interest at Andacollo as an asset acquisition.  For US GAAP financial reporting purposes on the date of acquisition, the Company’s new consolidated carrying value in its stream interest at Andacollo was approximately $388.2 million, which included direct acquisition costs, and has been recorded as a production stage stream interest within Stream and royalty interests, net on our consolidated balance sheets.  The Andacollo gold stream interest will be depleted using the units of production method, which is estimated using aggregate proven and probable reserves, as provided by Teck.

*              *              *

Please direct any questions or comments regarding the foregoing to the undersigned at (303) 575-6502.

Sincerely,

/s/ Stefan Wenger
Stefan Wenger
Chief Financial Officer and Treasurer

cc:                                Tony Jensen, President and Chief Executive Officer

Paul Hilton, Esq., Hogan Lovells US LLP